

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2014

<u>Via E-mail</u>
Marc Sherman
Chairman of the Board
QSGI Inc.
1721 Donna Road
West Palm Beach, FL 33409

>   **Re: QSGI Inc.**
>   **Amendment No. 1 to Form 8-K**
>   **Filed June 6, 2014**
>   **File No. 1-32620**

Dear Mr. Sherman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. As previously requested, please submit a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.01 Changes in Registrant's Certifying Accountant

2. We reviewed the revisions to your disclosure in response to comment 2 in our letter dated May 30, 2014. As previously requested, please revise your disclosure in the third paragraph to clarify whether the reports of Morison Cogen LLP on your financial statements for the years ended December 31, 2009 and December 31, 2010 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

3. Please file an updated letter from Morison Cogen LLP as Exhibit 16 to the amendment filed in response to our comment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief